United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2004

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113 India
(91) 44-2254-0777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F [X] Form 40 F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     Sify Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration Nos. 333-101322 and 333-107938) and on Form F-3 (Registration No.333-101915).

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references herein to “we,” “us,” the “company” or “Sify” are to Sify Limited (formerly known as Satyam Infoway Limited), a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited (“Satyam Computer Services”), a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which has licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “Sify iway,” “SifyOnline,” “SatyamOnline,” “SatyamNet,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this quarterly report are the property of their respective owners.

     In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “GBP” are to the legal currency of United Kingdom and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on June 30, 2004 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on June 30, 2004 was Rs.45.99 per $1.00.

     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.

Forward-looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 2 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS — RISKS RELATED TO OUR BUSINESS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Item 1. Financial Statements
CONDENSED CONSOLIDATED BALANCE SHEETS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY AND COMPREHENSIVE INCOME
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Item 2. Operating and Financial Review and Prospects
Signatures

Item 1. Financial Statements

SIFY LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at June 30,
	2004		2004		2004
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,325,803	Rs.	1,340,844	$29,155
Cash restricted		101,587		30,891	672
Accounts receivable		493,980		465,348	10,118
Due from officers and employees		—		1,197	26
Due from related parties		13,030		15,114	329
Inventories		20,759		16,226	353
Prepaid expenses		106,957		136,377	2,965
Other current assets		123,571		106,921	2,325

Total current assets		2,185,687		2,112,918	45,943
Cash restricted		10,146		110,245	2,397
Property, plant and equipment-net		1,249,798		1,214,513	26,409
Goodwill and other intangible assets		125,622		113,965	2,478
Investments in affiliated companies		140,508		152,543	3,317
Other assets		87,312		87,144	1,895

Total assets	Rs.	3,799,073	Rs.	3,791,328	$82,439

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current installments of capital lease obligations		5,851		5,955	130
Trade accounts payable		220,322		203,370	4,422
Accrued liabilities		317,228		353,119	7,678
Deferred revenue		341,953		347,694	7,560
Due to officers and employees		326		225	5
Advances from customers		83,670		80,512	1,751
Other current liabilities		56,182		54,694	1,189

Total current liabilities		1,025,532		1,045,569	22,735
Capital lease obligations, excluding current installments		5,151		4,826	105
Other liabilities		51,127		51,826	1,127

Total liabilities		1,081,810		1,102,221	23,967

Minority interest		1,595		1,595	35
Stockholders equity
Common stock, Rs.10 par value; 37,500,000 equity shares authorized; Issued and outstanding: 34,900,993 shares as of March 31,2004 and 35,040,345 shares as of June 30, 2004.		349,010		350,403	7,619
Additional paid-in capital		14,490,037		14,511,333	315,533
Deferred compensation — employee stock offer plan		(14,326)		(10,432)	(227)
Accumulated deficit		(12,109,053)		(12,163,792)	(264,488)

Total stockholders equity		2,715,668		2,687,512	58,437

Total liabilities and stockholders equity	Rs.	3,799,073	Rs.	3,791,328	$82,439

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Quarter ended June 30,
	2003		2004
Revenues	Rs.	588,006	Rs.	764,790	$16,629
Revenue from related parties		13,019		13,047	284

Total revenues		601,025		777,837	16,913
Cost of revenues		320,844		431,244	9,377
Selling, general and administrative expenses		290,070		311,550	6,774
Provision for doubtful receivables and advances		38,076		13,052	284
Depreciation		121,006		119,664	2,602
Amortisation of intangible assets		14,044		11,657	253
Amortisation of deferred stock compensation expense		8,835		3,665	80
Foreign exchange (gain) / loss		14,099		(33,248)	(723)

Total operating expenses		806,974		857,584	18,647
Operating loss		(205,949)		(79,747)	(1,734)
Other income, net		12,772		12,973	282

Loss before taxes, equity in losses of affiliates and minority interest		(193,177)		(66,774)	(1,452)
Equity in (losses) / profits of affiliates		(13,514)		12,035	262
Minority interest		(462)		—	—

Losses before income taxes		(207,153)		(54,739)	(1,190)
Taxes		—		—	—

Net loss	Rs.	(207,153)	Rs.	(54,739)	$(1,190)

Net loss per share		(6.18)		(1.56)	(0.03)
Weighted equity shares used in computing loss per equity share		33,501,588		35,007,617	35,007,617

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Quarter ended June 30,
	2003		2004		2004
Net loss from continuing operations	Rs.	(207,153)	Rs.	(54,739)	$(1,190)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization of intangible assets and deferred stock compensation		143,885		134,986	2,935
Equity in losses/(profits) of affiliates		13,514		(12,035)	(262)
Profit on sale of investments		(3,725)		—	—
Loss on sale of property, plant and equipment		56		132	3
Provision for doubtful receivables and advances		38,076		13,052	284
Minority interest		462		—	—
Effect of exchange rate changes on cash		12,763		(32,457)	(706)
Others		2,407		(824)	(18)
Changes in assets and liabilities:
Accounts receivable		(37,618)		15,581	339
Due from officers and employees		(740)		2,413	52
Due from related parties		5,982		(2,084)	(45)
Inventories		12,833		5,357	116
Prepaid expenses		(14,649)		(29,420)	(640)
Other assets		(50,557)		13,107	285
Trade accounts payable and accrued liabilities		30,172		14,651	319
Deferred revenue		27,929		5,741	125
Advances from customers		9,165		(3,158)	(69)
Other liabilities		(11,075)		(789)	(17)

Net cash provided by / (used in) continuing operations	Rs.	(28,273)	Rs.	69,514	$1,511

Cash flows from investing activities:
Expenditure on property, plant and equipment		(54,712)		(79,896)	(1,737)
Proceeds from sale of property, plant and equipment		3,055		1,200	26
Expenditure on investment in affiliates		(2,258)		—	—
Net movement in cash — restricted		13,266		(29,403)	(639)
Purchase consideration for acquisition, net of cash		(2,330)		—	—
Proceeds from sale of investments		5,694		—	—

Net cash used in investing activities	Rs.	(37,285)	Rs.	(108,099)	$(2,350)

Cash flows from financing activities:
Principal payments under capital lease obligations		(2,060)		(1,749)	(38)
Net proceeds from issuance of common stock		83,210		22,918	498

Net cash provided by financing activities	Rs.	81,150	Rs.	21,169	$460

Effect of exchange rate changes on cash		(12,763)		32,457	706
Net increase in cash and cash equivalents		2,829		15,041	327
Cash and cash equivalents at the beginning of the year		897,596		1,325,803	28,828

Cash and cash equivalents at the end of the year	Rs.	900,425	Rs.	1,340,844	$29,155

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

								Deferred
	Common Stock			Additional paid In		Comprehensive		compensation - employee stock		Accumulated		Total Stockholders
	Shares	Par Value		capital		income		offer plan		deficit		equity
Balance as of March 31, 2004	34,900,993	Rs.	349,010	Rs.	14,490,037			Rs.	(14,326)	Rs.	(12,109,053)	Rs.	2,715,668

Issue of common stock (net of expenses)	139,352		1,393		21,525								22,918
Compensation related to stock option grants									3,894				3,894
Amortization of compensation related to stock option grants, net of forfeitures					(229)								(229)
Comprehensive income													—
Net loss							(54,739)				(54,739)		(54,739)

Comprehensive income						Rs.	(54,739)

Balance as of June 30, 2004	35,040,345	Rs.	350,403	Rs.	14,511,333			Rs.	(10,432)	Rs.	(12,163,792)	Rs.	2,687,512

Balance as of June 30, 2004 (in US$)	35,040,345		7,619		315,533				(227)		(264,488)		58,437

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

1. Description of business

Sify Limited (“Sify”) together with its subsidiaries (collectively referred to as the “Company”) and its affiliates is engaged in providing various Internet services, such as corporate network/data services, Internet access services, online portal services and content offerings.

2. Summary of significant accounting policies

     a. Basis of preparation of financial statements

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the quarter ended June 30, 2004 have been translated into United States dollars at the noon buying rate in New York City on June 30, 2004 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs.45.99. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on June 30, 2004 or at any other date.

     b. Interim Information

Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, in accordance with US GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2004.

3. Cash and cash equivalents

Cash and cash equivalents as on June 30, 2004 amounted to Rs.1,340,844 (Rs.1,325,803 as on March 31, 2004). This excludes restricted cash, included in current assets, of Rs.30,891 (Rs.101,587 as on March 31, 2004) and restricted cash, included in non- current assets, of Rs.110,245 (Rs.10,146 as on March 31, 2004) representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.

The restricted cash balances in current and non-current assets represent deposits earmarked against financial guarantees and letters of credit procured in the course of business, including guarantees given to The Telegraph Authority of Rs.10,000 and Videsh Sanchar Nigam Limited of Rs.21,549 and letter of credits for Axxcelera Broadband Wireless Inc. of Rs.20,527 and JQ Network of Rs.14,606. .

4. E Alcatraz Consulting Private Limited

The Company acquired the business of E Alcatraz Consulting Private Limited (“EAP”) for cash on March 1, 2004. As a result of this acquisition, the Company may offer value-added consulting services, such as security risk assessment, security policy and procedure consulting and Managed Security Services, which would provide end to end security solutions to the Company’s corporate clients. The purchase consideration included a waiver of a loan extended to EAP for Rs.2,400 and the balance amounts will be paid in agreed installments by September 30, 2004.

The total purchase price has been preliminarily allocated to the acquired assets and assumed liabilities as follows:

Purchase price	Rs.	32,630
Direct transaction costs		125

		32,755
Allocated to:
Net current assets		2,909
Tangible assets		762
Intangible assets pending final allocation		29,084

	Rs.	32,755

The purchase consideration has been allocated on a preliminary basis to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates. However, certain independent appraisals reports are yet to be received by the Company. Finalization of the purchase price allocation, which is expected to be completed within one year from the date of acquisition, may result in certain adjustments to the above-reflected allocations. As the purchase price allocation is preliminary and as management does not expect the fair values of the amortizable intangible assets to be material, no amortization expense and deferred tax liabilities have been recognized as part of the purchase price allocation.

5. Goodwill and intangibles

At June 30, 2004, the Company’s goodwill and other intangible assets amounted to Rs.14,595 and Rs.99,370, respectively.

Acquired and amortized intangible assets

		As at June 30, 2004
		Gross carrying		Accumulated
	Weighted average life	amount		amortization
Technical know how fees	4.89	Rs.	90,313	Rs.	57,834
Portals and web content	5.00		100,360		71,552
Customer contracts and others	3.00		56,084		18,001
Total		Rs.	246,757	Rs.	147,387

The aggregate amortization expense for the quarter ended June 30, 2004 was Rs.11,657.

Estimated amortization expense

For the year ending March 31,
2005	Rs.	46,108
2006		29,657
2007		6,158
2008		20

The Company has stopped amortizing goodwill pursuant to SFAS No. 142, Accounting for Goodwill and Other Intangible Assets. The Company has not recognized any impairment of goodwill during the years ended March 31, 2003 and 2004.

6. Employee Stock Options

The Company has adopted pro forma disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation, and SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	Quarter ended June 30,
	2003		2004
Net loss — as reported	Rs.	(207,153)	Rs.	(54,739)
Add: Stock based compensation expense included in reported net loss		8,835		3,665
Less: Stock based compensation expense determined under fair value method		(23,266)		(25,379)

Pro forma net loss	Rs.	(221,584)	Rs.	(76,453)

Loss per share:
Basic and diluted — reported		(6.18)		(1.56)
Basic and diluted — pro forma		(6.61)		(2.18)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended June 30,
	2003		2004
Dividend yield	—		—
Expected volatility	140%		131% to 157.3%
Risk-free interest rate	5.25%		4.50% to 5.25%
Expected term	12-36	months	12-36 months

7. Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87, Employees’ Accounting for Pensions

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s balance sheet.

	Quarter ended		Quarter ended
	June 30, 2003		June 30, 2004
Accumulated benefit obligation	Rs.	7,009	Rs.	10,331
Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	Rs.	11,659	Rs.	16,093
Service cost		1,148		1,422
Interest cost		233		275
Divestiture / acquisition		—		—
Actuarial (gain)/loss		658		521
Projected benefit obligation at the end of the year	Rs.	13,698	Rs.	18,311

Change in plan assets
Fair value of plan assets at the beginning of the year		3,720		4,436
Actual return on plan assets		68		65
Employer contributions		—		—
Acquisition		—		—
Benefits paid from plan assets		—		—

Fair value of plan assets at the end of the year		3,788		4,501
Funded status of the plans		9,910		13,810
Unrecognized transition obligation (asset)		—		—
Unrecognized prior service cost (benefit)		—		—
Unrecognized net actuarial gain/(loss)		1,220		2,423

Accrued benefit cost	Rs.	11,130	Rs.	16,233

	Quarter ended		Quarter ended
	June 30, 2003		June 30, 2004
The components of net gratuity costs are reflected below:
Service cost	Rs.	1,148	Rs.	1,422
Interest cost		232		275
Expected returns on plan assets		(87)		(136)
Amortization		—		—
Recognized net actuarial (gain)/ loss		(14)		(32)

Net gratuity costs	Rs.	1,279	Rs.	1,529

	Quarter ended	Quarter ended
	June 30, 2003	June 30, 2004
Principal actuarial assumptions:
Discount rate	8%	7%
Long-term rate of compensation increase	7%	6%
Rate of return on plan assets	7.5%	6%

The employer’s best estimate of contributions expected to be paid to the plan during the year ending March 31, 2005 amounts to Rs.10,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ending March 31,
2005	Rs.	1,161
2006		1,621
2007		2,106
2008		3,110
2009		4,545
2010 to 2014		25,769

8. Deferred revenue:

     Deferred revenue includes the following amounts of unearned income:

•	for the Company’s corporate network / data services division, revenue relating to the connectivity / hosting charges;

•	for the Company’s Internet access services and online portal services divisions, revenue relating to the Internet access charges and the advertisement charges respectively; and

•	for the Company’s other service division, revenue relating to development of e-learning software and from provision of digital certificates.

The components of deferred revenue for these segments are:

	As at March 31, 2004		As at June 30, 2004
Corporate network / data services	Rs.	166,648	Rs.	189,591
Internet access services		157,241		152,959
Online portal services		2,895		973
Other services		15,169		4,171

	Rs.	341,953	Rs.	347,694

9. Advertising costs

Advertising costs incurred during the quarter have been expensed. The total amount of advertising costs expensed during the quarter ended June 30, 2003 and 2004 was Rs.12,224 and Rs.2,121, respectively.

10. Products and services

Breakup of revenues and cost of revenues against products and services are as follows:

	Quarter ended June 30,
	2003		2004
Revenue
Service revenue		533,206		637,150
Initial franchisee fee		16,780		19,925
Installation services revenue		17,215		44,995

		567,201		702,070
Products revenue		33,824		75,767

	Rs.	601,025	Rs.	777,837

Cost of revenues
Products	Rs.	32,009	Rs.	67,383
Services		288,835		363,861

	Rs.	320,844	Rs.	431,244

11. Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com,” that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The Company also has a subsidiary, which deals with digital signatures and Internet security.

The primary operating segments of the Company are:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services to homes and through cybercafés;

•	Online portals services and content offerings; and

•	Other services, such as development of e-learning software.

The chief operating decision maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market catered to. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, are of three kinds: international, inter-city and last mile. These are allocated primarily between the corporate network/data services and Internet access services businesses as described below.

International bandwidth refers to bandwidth that is required for access to sites and offices outside India. For these businesses bandwidth, is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per PC. The actual utilization are cross validated against assumptions / norms for each business.

National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city bandwidth was previously allocated based on the number of subscribers or iway cafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, due to strategic reasons aimed at furthering the corporate business, the national backbone was enhanced to carry traffic to the international fiber gateways. Local exit of international traffic through the satellite gateways has been discontinued and this traffic has been loaded onto the national backbone. National bandwidth costs are currently allocated based on International bandwidth allocation ratios because most of the traffic carried on the national backbone is finally aimed towards the international gateways. The Company believes that the resulting allocations are reasonable.

Last mile costs in the dial up access (E1/R2 costs) and spectrum fees for wireless connectivity that can be directly identified to the businesses are allocated directly.

Certain expenses, such as depreciation and overheads incurred by the support functions including finance, human resources, administration, technology and corporate, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated corporate expenses” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous. The Company’s operating segment information for the quarter ended June 30, 2004 and 2003 is presented below:

	Quarter ended June 30, 2004
	(Rs.)
	Corporate
	Network / Data	Internet Access	Online Portal
	Services	Services	Services	Other Services	Total
Revenues	438,077	291,804	21,826	26,130	777,837
Operating expenses	(286,122)	(288,700)	(23,402)	(14,849)	(613,073)
Equity in profits of affiliates			12,035		12,035
Minority interest

Segment operating income / (loss)	151,955	3,104	10,459	11,281	176,799
Unallocated corporate expenses					(142,773)
Foreign exchange gain / (loss), net					33,248
Other income / (expense), net					318
Depreciation and amortization					(134,986)
Interest income, net					12,655

Net loss					(54,739)

	Quarter ended June 30, 2003
	Rs.
	Corporate
	Network / Data	Internet Access	Online Portal
	Services	Services	Services	Other Services	Total
Revenues	282,602	233,254	25,759	59,410	601,025
Operating expenses	(199,716)	(270,586)	(28,933)	(23,384)	(522,619)
Equity in losses of affiliates			(13,514)		(13,514)
Minority interest			(462)		(462)

Segment operating income / (loss)	82,886	(37,332)	(17,150)	36,026	64,430
Unallocated corporate expenses					(128,243)
Foreign exchange gain / (loss), net					(14,099)
Other income / (expense), net					6,330
Depreciation and amortization					(143,885)
Interest income, net					8,314

Net loss					(207,153)

12. Legal proceedings

Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADS from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADS’s in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover US $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover US $1 billion, the insurers for the settling issuers will make up the difference. The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part.

The charges for international gateways and other services presently being provided by Videsh Sanchar Nigam Limited (“VSNL”) are the subject of a dispute pending before the Telecom Regulatory Authority of India (“TRAI”) and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Sify, represented by the Internet Service Providers Association of India (“ISPAI”). VSNL has priced these services at levels that Sify believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. Sify is currently paying for bandwidth from VSNL at the higher rates and therefore believes that there is no potential adverse financial effect to the Company.

Sify is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at June 30, 2004, Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

13. Reclassifications

Certain prior-periods’ amounts have been reclassified to conform to the current period’s presentation.

Item 2. Operating and Financial Review and Prospects.

     The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited condensed consolidated financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2004. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Risks Related to Our Business.”

Overview

     Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113, India, and our telephone number is (91) 44-2254-0777.

     From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

     In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also developed www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

     On November 6, 1998, the Indian government opened the Internet service provider market place to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SifyOnline (formerly known as SatyamOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

     Initial Public Offering and Subsequent Financing Transactions

     In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs (representing 4,801,250 equity shares) at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In February 2000, we completed a secondary offering and issued 467,175 ADSs (representing 467,175 equity shares) at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

     In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF Investment Company Limited, or SAIF, for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to Venture Tech for consideration of $3.5 million. This transaction was approved by our stockholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,884 equity shares to Venture Tech. In connection with this transaction, Mr. Ramalinga Raju resigned as the Chairman of our Board of Directors. In April 2003, we sold an additional 1,017,442 equity shares to Venture Tech pursuant to our subscription agreement with Venture Tech. In July 2003, we sold a further 1,017,441 ADSs to an affiliate of Venture Tech pursuant to our subscription agreement with Venture Tech. In connection with this financing, the parties entered into a stockholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF — two nominees; Venture Tech — two nominees; Satyam Computer Services — two nominees; South Asia Regional Fund (“SARF”) — one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. In early 2004, SARF disposed of its entire shareholding and SAIF some of its shares in the company and hence in accordance with the stockholders agreement, the SARF nominee and one of the SAIF nominees resigned from the Board of Directors. The stockholders agreement has also granted the investors consent rights with respect to specified corporate transactions.

     Investment Strategy

     In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation. There is no significant difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our investment strategy has not undergone major changes in the last four years.

     IndiaWorld Communications Limited

     In June 2000, we acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, through the payment of Rs.3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition in fiscal 2002.

     CricInfo Limited and Wisden Cricinfo Limited

     In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 551,180 ADSs.

     In October 2001, we entered into a loan transaction with CricInfo Limited for the issuance of unsecured convertible notes by CricInfo with a principal amount of up to GBP 1.0 million, subject to the satisfaction of certain performance measures by CricInfo. These notes, which provided for an interest rate of 8.0% per annum, were convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004. On May 17, 2002, we entered into an Amended Subscription Agreement for an additional principal amount of notes up to GBP 0.6 million that were subject to the same terms as the original issue, thereby increasing our total subscription to GBP 1.6 million. We also entered into a Term Loan Agreement with CricInfo granting a term loan facility of GBP 100,000. The term loan carried an interest rate of 4% per annum, with interest payable on the last day of each six month period. The term loan was repayable on December 31, 2004. The term loan and the convertible loan were secured by a debenture document executed by CricInfo.

     In February 2003, CricInfo transferred its net assets, other than the loan payable to our company and miscellaneous current assets and liabilities to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its contribution of assets, CricInfo Limited received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. CricInfo Limited repaid our loan, including accrued interest of Rs.107.0 million, and transferred its 33% stake in Wisden Cricinfo Limited to us for a consideration of Rs.22.6 million (GBP 0.3 million). Contemporaneously we advanced Rs.23.0 million (GBP 0.3 million) to Wisden Cricinfo Limited.

     In February 2004, we sold our investment in Wisden Cricinfo Limited for a total consideration of Rs.61.2 million (GBP 0.7 million) which includes repayment of loan given to Wisden Cricinfo of Rs.22.9 million (GBP 0.3 million).

     Kheladi.com

     In July 2001, we completed our acquisition of Kheladi.com through the issuance of 19,073 equity shares. Kheladi.com is a sports portal promoted by Geet Sethi, the six time World Billiards Champion and a well-known sports personality in India. The terms of the agreement include contingent payments upon the achievement of specified profitability and revenue targets. As of June 30, 2004, these contingencies were not met and no payments have been made. In fiscal 2003, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition.

     WIPRO Limited Customers

     In July 2002, we entered into an agreement with WIPRO Limited, pursuant to which, among other things, WIPRO Limited assigned its service contracts with its corporate connectivity customers to us in exchange for a cash payment based on the historical revenues generated by these customers.

     E Alcatraz Consulting Private Limited

     In March 2004, we acquired E Alcatraz Consulting Private Limited or “EAP,” a company engaged in the business of providing security services to corporate customers, for a consideration of Rs.32.6 million. We believe that this acquisition will complement our security services. The operation and business of the company along with the employees have been transferred to Sify with effect from July 1, 2004.

Revenues

     For reporting purposes, we classify our revenues into four divisions:

•	Corporate network/data services;

•	Internet access services;

•	Online portal and content offerings; and

•	Other services.

     In our financial statements, we provide supplemental segment data which provides separate revenue and operating income (loss) information for each of these business segments. Please see Note 11 to our financial statements above.

     Corporate network/data services

     Corporate network/data services revenues primarily include connectivity services and, to a lesser extent, revenues from the sale of hardware and software purchased from third-party vendors, installation of the link and other ancillary services, such as e-mail and domain registration services. Generally, these elements are sold as a package consisting of all or some of the elements.

     The revenue attributable to connectivity services is recognized ratably over the period of the contract. The revenue attributable to hardware/software is recognized on delivery. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services, such as e-mail facilities and domain registration, are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

     Web-hosting service revenues primarily include co-location services, managed services and security services. On occasion, we also sell related hardware/software to our web-hosting customers. Revenue from these sales is recognized on delivery. Revenue from hosting services is recognized over the period during which the service is provided.

     Internet access services

     Internet access services include Internet access at homes and businesses through dial-up or cable operator and Internet access through a network of cybercafés.

     Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase “user accounts” or “top-ups” that enable them to access the Internet for a specified quantum of usage or for a specified period of time all within a contracted period. The amounts received from customers on the sale of these “User accounts or top-ups” are not refundable. We recognize revenue from sale of user accounts or top ups based on usage (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time) by the customer. Any unused hours at the end of the contracted period is also recognized as revenue.

     Internet access at homes and businesses through cable networks is provided through a franchised network of cable operators in India. Customers buy “user accounts” for a specified usage or volume of data transfer or for a specified period of time all within a contracted period. We recognize revenue on actual usage by customer (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time). Any unused hours at the end of the contracted period is also recognized as revenue.

     Public Internet access is provided to customers through a chain of 1,875 cybercafés as of June 30, 2004. Of these, 1,841 are franchisee-owned and 34 are Sify-owned.

     In the case of franchised cable network operators and franchised cybercafé operators, we enter into a standard arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by us in:

•	conducting a market survey and deciding on the best location for the cybercafé or cable head end;

•	installing the broadband receiver equipment on the roof top of the cybercafé or the cable head end and connecting it to one of Sify’s broadcasting towers;

•	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual PCs in the cybercafé or the transmitting equipment in the cable head end;

•	assisting in obtaining facilities, including computers and interiors for the cybercafés; and

•	providing the operations manual with instructions and guidelines for running the cybercafé or distributing Internet access through cable network.

     The initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchisee Fee Revenue. Revenues from franchisee fees from cybercafé operators were Rs.11.6 million for the quarter ended June 30, 2004, compared to Rs.11.4 million for the quarter ended June 30, 2003. Revenues from franchise fees from cable network operators were Rs.8.3 million for the quarter ended June 30, 2004, compared to Rs.5.4 million for the quarter ended June 30, 2003.

     We grant each franchisee a non-exclusive license to operate the cybercafés using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, point of sale signage and employs and trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete backend support, including bandwidth, the authentication/usage engine and the billing and collection system.

     Online portal services and content offerings

     Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues are also earned through sponsorships and through commissions earned through sale of third-party products from the shopping portal, sifymall.com

     Other services

     Other services include revenue from e-learning software development services to facilitate web-based learning in various organizations. Revenue from such projects is recognized on the fixed man-month rates or the proportionate performance method, based on the terms of the contracts.

Gross profit

     We previously published gross profit numbers with a caveat that these numbers were before any depreciation or amortization that is direct and attributable to revenue sources. Our asset base deployed in the business is not easily split to a component that is directly attributable to a business and a component that is common/indirect to all the businesses. Since a gross profit number with such a caveat does not necessarily meet the objective of such a disclosure, we have discontinued publishing gross profit numbers and disclose all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating margin.

Expenses

     Corporate network/data services

     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security products sold and the cost of providing network operations. Telecommunication costs include the costs of international bandwidth procured from VSNL and other fiber and satellite gateway providers, providing local telephone lines to our points of presence, use of third-party networks between and within the cities where we have our points of presence, and spectrum fees paid to Wireless Planning Commission for enabling provision of wireless connectivity. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.

     Internet access services

     Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services to customers. Although the trend towards lower bandwidth costs in India has slowed, the market for bandwidth in India remains volatile and future pricing trends are not susceptible to quantification.

     Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base and across multiple business segments.

     Online portal services and content offerings

     Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and the cost of third-party software.

     Other Services

     Cost of revenues for the eLearning division include the cost of direct manpower that are involved in the design and uploading of content for facilitating web-based learning.

General

     Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs and travel costs, and occupancy and overhead costs.

     We have an Associate Stock Option Plan, which we refer to as our Employee Stock Option Plan or ASOP. A total of approximately 1.8 million equity shares are reserved for issuance under our ASOP. As of June 30, 2004, we had outstanding an aggregate of 1,093,148 options (net of 785,770 options expired or forfeited by employees and 139,352 options exercised for equity shares) under our ASOP with a weighted-average exercise price equal to approximately Rs.177.2 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.10.4 million as of June 30, 2004.

     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. We previously amortized the goodwill recognized in acquisition transactions on a straight-line basis over five years. In accordance with our accounting policy, during fiscal 2002, our management assessed the goodwill that we were carrying on our books in connection with the significant acquisitions and investments made by us in Internet content and commerce companies in 1999 and 2000, including IndiaWorld Communications and Indiaplaza.com. Based on that evaluation, which was measured at the enterprise level, we concluded that these intangible assets were impaired. Accordingly, during fiscal 2002, we recorded a non-cash charge of Rs.4,112.7 million to write-off all of the goodwill related to these acquisitions. Impairment of Rs.15.0 million was recognized in fiscal 2002 in respect of other investments. In addition, during fiscal 2002, we recorded a non-cash charge of Rs.1,089.9 million to reflect an impairment of investment in affiliate related to our investment in CricInfo Limited. Subsequent to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, we no longer amortize goodwill or indefinite-lived intangible assets.

     We assess for impairment of long-lived assets under SFAS No. 144, Impairment and disposal of long-lived assets. The carrying values of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized. During fiscal 2003 and 2004, we recorded an impairment charge of Rs.247 million and Rs.22.6 million ($0.5 million), respectively.

     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as Refco Sify Securities Private Limited. These investments are accounted for under the equity method of accounting.

     Since our inception to fiscal 2003, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.

     For fiscal 1999 through 2003, we incurred negative cash flow from continuing operations of approximately Rs.172.1 million, Rs.596.9 million, Rs.1,133.4 million, Rs.775.7 million and Rs.238.3 million, respectively. During fiscal 2004 we generated cash from operating activities of Rs.274 million and for the quarter ended June 30, 2004, we generated a cash surplus from continuing operations of Rs.69.5 million ($1.5 million). For fiscal 1999 through 2004 and the quarter ended June 30, 2004, we incurred net losses of approximately Rs.187.4 million, Rs.381.9 million, Rs.2,509.0 million, Rs.7,202.5 million, Rs.1,329.4 million, Rs.371.3 million and Rs.54.7 million ($1.2 million), respectively. As of June 30, 2004, we had an accumulated deficit of approximately Rs.12,163.8 million ($264.5 million).

     Certain prior-period amounts have been reclassified to conform to the current period presentation.

Results of Operations

Quarter ended June 30, 2004 compared to quarter ended June 30, 2003

Revenues. We recognized Rs.777.8 million ($16.9 million) in revenues for the quarter ended June 30, 2004, as compared to Rs.601.0 million for the quarter ended June 30, 2003, representing an increase of Rs.176.8 million, or 29.4%. This increase was attributable to a significant increase in the corporate network/data services business, which increased by Rs.155.5 million, or 55%, over the same period in the prior year. The increase can be attributed to increase in connectivity revenues of Rs.61.6 million, hardware and software sales of Rs.43.9 million, installation revenues of Rs.28.2 million and other services of Rs.21.8 million. Revenues of the consumer Internet access services business increased by Rs.58.5 million, or 25.1%, over the same period in the prior year. The increase in consumer Internet access revenues was as a result of an increase in the revenues from the public Internet access business by Rs54.1 million, increased revenues of Rs.12.5 million from voice-over-IP services and an increase in broadband revenues of Rs.37.9 million. The number of cybercafés in operation increased from approximately 1,000 as of June 30, 2003 to 1,875 as of June 30, 2004, while the number of broadband subscribers increased from over 6,500 as of June 30, 2003 to over 31,500 as of June 30, 2004. The franchisee fees recognized was also higher at Rs.19.9 million for the quarter ended June 30, 2004 compared with Rs.16.8 million for the quarter ended June 30, 2003. These increases were offset by a decrease of Rs.49.1 million in the revenues from the dial-up business. This business has been facing pricing pressure, and a consequent reduction in the subscriber base from the public sector telephone companies, primarily BSNL and MTNL, who have been bundling their Internet services with basic telecom services. Our online portal and content offerings division accounted for Rs.21.8 million of revenues for the quarter ended June 30, 2004, as compared to Rs.25.8 million for the quarter ended June 30, 2003, representing a decrease of Rs.4.0 million, or 15.3%. This decrease was primarily due to our sale of substantially all of the assets of IndiaPlaza.com in June 2003. Our other business contributed Rs.26.1 million to revenues for the quarter ended June 30, 2004, as compared to Rs.59.4 million for the quarter ended June 30, 2003, representing a decrease of Rs.33.3 million, or 56%. The decrease can be attributed to the loss of revenues from Element K which was the largest customer of this division in the previous financial year. In accordance with an agreement that we entered into with Element K, approximately 175 personnel working for our eLearning division were transferred to the newly established Element K development centre in Chennai in January 2004.

     Cost of Revenues. Cost of revenues was Rs.431.2 million ($9.4 million) for the quarter ended June 30, 2004, compared to Rs.320.8 million for the quarter ended June 30, 2003, representing an increase of Rs.110.4 million, or 34.4%. This increase was due to a Rs.106.7 million increase in cost of revenues attributable to an increase in direct expenses paid to franchisees for operating franchised cybercafés and cable television operations, or CTOs, for providing broadband delivery through cable, an increase of Rs.1.1 million in personnel expenses and an increase of Rs.4.3 million in other expenses, partially offset by a Rs.1.6 million decrease in international bandwidth and lease line expenses. The marginal increase in bandwidth costs is a combination of increased revenues from value-added and other services and a decrease in bandwidth rates, resulting from lower rates negotiated on higher volumes as well as the result of competitive forces that have driven down costs both in the international and national bandwidth costs.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.311.6 million ($6.8 million) for the quarter ended June 30, 2004, compared to Rs.290.1 million for the quarter ended June 30, 2003, representing an increase of Rs.21.5 million, or 7.4%. This increase was due to an increase of Rs.30.8 million in personnel expenses and Rs.37.7 million in administrative and other expenses, partially offset by a decrease of Rs.47.0 million in marketing and promotion expenses. The increase in personnel expenses resulted from an increase in manpower in the Internet access services division relating to growth in the cybercafés and broadband businesses.

     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.13.1 million ($0.3 million) for the quarter ended June 30, 2004, compared to Rs.38.1 million for the quarter ended June 30, 2003, representing a decrease of Rs.25.0 million, or 65.7%.

     Depreciation. Depreciation for the quarter ended June 30, 2004 was Rs.119.7 million ($2.6 million), compared to Rs.121.0 million for the quarter ended June 30, 2003, representing a decrease of Rs.1.3 million, or 1.1%.

     Amortization of intangible asset. Amortization of intangible asset for the quarter ended June 30, 2004 was Rs.11.7 million ($0.3 million), compared to Rs.14.0 million for the quarter ended June 30, 2003, representing a decrease of Rs.2.3 million, or 17%.

     Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses was Rs.3.7 million ($0.1 million) for the quarter ended June 30, 2004, compared to Rs.8.8 million for the quarter ended June 30, 2003, representing a decrease of Rs.5.1 million, or 58.4%

     Foreign exchange (gain)/loss. Foreign exchange gain for the quarter ended June 30, 2004 was Rs.33.3 million ($0.7 million), compared to a foreign exchange loss of Rs.14.1 million for the quarter ended June 30, 2003, representing a change of Rs.47.4 million. This is mainly attributable to depreciation of Rupee by Rs.2.59 per dollar during the quarter ended June 30, 2004 against appreciation of Rupee by Rs.1.12 per dollar during the quarter ended June 30, 2003.

     Other income (net). Other income was Rs.13.0 million ($0.3 million) for the quarter ended June 30, 2004, compared to Rs.12.8 million for the quarter ended June 30, 2003, representing an increase of Rs.0.2 million, or 1.6%.

     Equity in profit of affiliates. Equity in profit of affiliates was Rs.12.0 million for the quarter ended June 30, 2004, compared to equity in loss of affiliates of Rs.13.5 million for the quarter ended June 30, 2003, representing an increase of Rs.25.5 million. The increase was on account of better performance by our affiliate Refco-Sify that recorded a profit of Rs.30.1 million for the quarter ended June 30, 2004, compared to a loss of Rs.9.4 million for the quarter ended June 30, 2003. Our share of Refco-Sify’s profit was Rs.12.0 million for the quarter ended June 30, 2004, and our share of Refco Sify’s loss was Rs.3.8 million for the quarter ended June 30, 2003.

     Net Loss. Our net loss was Rs.54.7 million ($1.2 million) for the quarter ended June 30, 2004, compared to a net loss of Rs.207.2 million for the quarter ended June 30, 2003. In addition to improved operating performance, better performance of our affiliate Refco-Sify, foreign exchange translation change, and lower provision for doubtful debts resulted in a lower net loss for the quarter ended June 30, 2004.

Liquidity and Capital Resources

     Prior to 1998, we financed our operations through funding from Satyam Computer Services, our former parent company. No further funding is expected from Satyam Computer Services in the future. Since 1998, we have financed our operations through equity sales and borrowings from institutions and banks. We have repaid all previously outstanding loans to banks and financial institutions and, as of June 30, 2004, we have no debt. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not issue any equity shares in financing transactions in fiscal 2001 or fiscal 2002. During fiscal 2003 and 2004 , we received Rs.792.0 million and Rs.166.9 million, respectively, in net cash proceeds from the sale of equity securities. During the quarter ended June 30, 2004, we received Rs.22.9 million in net cash proceeds from the sale of equity securities under our ASOP to our associates.

     In February 2002, we divested our software services business to Satyam Computer Services for the Indian Rupee equivalent of $6.9 million. The objective of the divestment was to permit our company to concentrate on our core business. This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002. The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended						For the quarter
	March 31,						ended June 30 ,
	2002		2003		2004		2004		2004
			(in thousands)
Net loss from continuing operations	Rs.	(7,158,265)	Rs.	(1,329,388)	Rs.	(371,284)	Rs.	54,739	$1,190
Net decrease/ (increase) in working capital		27,232		52,320		52,199		21,399	465
Other adjustments for non-cash items		6,355,353		1,038,795		593,070		102,854	2,236
Net cash provided by/(used in) operating activities
- continuing operations		(775,680)		(238,273)		273,985		69,514	1,511
- discontinued operations		237,531		—		—		—	—
Net cash provided by/(used in) investing activities
- continuing operations		(481,136)		(273,674)		11,327		(108,099)	2,350
- discontinued operations		(71,279)		—		—		—	—
Proceeds from sale of discontinued operations		349,165		—		—		—	—
Net cash provided by/(used in) financing activities		(9,097)		758,777		189,958		21,169	460
Effect of exchange rate changes on cash		(5,598)		(7,345)		(47,063)		32,457	706
Net increase/(decrease) in cash and cash equivalents		(756,094)		239,485		428,207		15,041	28,828

     Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce services, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. We have also expended significant funds in our acquisition and investment program, including the IndiaWorld Communications transaction.

     A significant part of our development of points of presence in India and our related network and infrastructure was completed during fiscal 2001, when we invested approximately Rs.500.0 million in moving to new owned office space in Chennai and Mumbai. During fiscal 2001, we also invested approximately Rs.173.0 million in land located in Hyderabad for one of our subsidiaries. We subsequently decided not to pursue this business opportunity and, in July 2003, sold our investment for approximately Rs.277.4 million. We incurred Rs.284.3 million and Rs.342.6 million for capital expenditure for the fiscal years ending March 31, 2003 and 2004, respectively. Capital expenditures for the quarter ended June 30, 2004 were Rs.80.0 million.

     Although we have points of presence in 67 cities in India, a need for expansion into smaller towns could arise as our corporate and data network services and broadband businesses grow. There are a number of ISP’s and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. In the future, we will need to continue to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wireline methods of last mile Internet access delivery. We may also add an owned access capability in the United States.

     During fiscal 2003 and 2004, our highest operational priority was to reduce cash burn incurred to build our organization and infrastructure to support our rapid growth, which has now stabilized. We pursued several initiatives to reduce our cash burns. The first focus was toward reducing the working capital required by our business. This was done by enhanced focus on collecting receivables and advancing the billing for the customers of our corporate data/network services division to the beginning of the quarter from the end of the quarter. Our improved collection efforts and change in policy to collect fees for certain services in advance resulted in a decrease in net receivables in recent periods. The second focus was toward reducing bandwidth costs. This was achieved by leveraging on the demonopolization of VSNL, negotiation with a range of suppliers, including VSNL and Bharti, and increasing the role of fixed wireless mode of delivery in the last mile. As a result of these initiatives, we have significantly reduced our cash burn over the last nine quarters. We believe that the reductions achieved on account of the above are permanent reductions.

     We intend to continue to focus on the reduction of our cash burn and generation of cash surplus in fiscal 2005. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.1,340.8 million ($29.2 million) as of June 30, 2004, excluding restricted cash included in current assets of Rs.30.9 million ($0.7 million) and restricted cash included in non-current assets of Rs.110.2 million ($2.4 million), is sufficient to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

     Cash balances held in foreign currency were Rs.252.8, Rs.551.0, Rs.557.7 and Rs.575.1 million as of March 31, 2002, 2003, 2004 and June 30, 2004, respectively. Cash balances held in Indian currency were Rs.557.7, Rs.521.2, Rs.881.8 and Rs.906.9 million as of March 31, 2002, 2003, 2004 and June 30, 2004, respectively. These amounts include cash and cash equivalents and restricted cash.

     Cash provided by operating activities for the quarter ended June 30, 2004 was Rs.69.5 million ($1.5 million), representing cash provided by continuing operations of Rs.48.1 million ($1.1 million) and decrease in working capital of Rs.21.4 million ($0.5 million) due to decrease in accounts receivable of Rs.15.6 million ($0.3 million), other assets of Rs.13.1 million ($0.3 million), amount due from officers and employees of Rs.2.4 million ($0.05 million), inventories by Rs.5.4 million ($0.1 million) and decrease in trade accounts payable of Rs.14.7 million ($0.3 million), deferred revenue of Rs.5.7 million ($0.1 million), offset by increase in prepaid expenses of Rs.29.4 million ($0.6 million), due from related parties of Rs.2.1 million ($0.05 million), advances from customers of Rs.3.2 million ($0.07 million) and other liabilities of Rs.0.8 million ($0.02 million).

     Cash used by investing activities for the quarter ended June 30, 2004 was Rs.108.1 million ($2.4 million) and principally consisted of the purchase of property, plant and equipment of Rs.79.9 million ($1.7 million), decrease in restricted cash of Rs.29.4 million ($0.6 million) offset by proceeds from sale of plant and equipment of Rs.1.2 million ($0.03 million).

     Cash provided by financing activities for the quarter ended June 30, 2004 was Rs.21.2 million ($0.5 million) and consisted of proceeds from the issuance of common stock of Rs.22.9 million ($0.5 million) and principal payment under capital lease obligations of Rs.1.7 million ($0.04 million).

     In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities. However, we cannot assure you that we will be able to identify or complete any such transaction on favorable terms, or at all.

Income Tax Matters

     As of March 31, 2004, the end of our most recently completed fiscal year, we had a net tax loss carry forward of approximately Rs.4,145 million ($95.5 million). Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

     The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal 2004, the rate of corporate income tax was 35% with a surcharge of 2.5% thereon, resulting in an effective tax rate of 35.9%. For fiscal 2005, while the basic rate and surcharge will remain at 35% and 2.5% respectively, a new education cess of 2% on tax is proposed to be levied, thereby resulting in an effective tax rate of 36.6%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.

Commitments

     As of June 30, 2004, we had spent approximately Rs.1,907.6 million to develop and deploy our network infrastructure. As of June 30, 2004, our future contractual obligations and commercial commitments were as follows:

	Payments due by period
Contractual Obligations	Rs. million
	Total	Less than 1 year	1-3 years
Capital lease obligations	11.6	6.6	5.0
Total contractual obligations	11.6	6.6	5.0

	Amount of commitment expiration
	per period
Other commercial commitments	Rs. Million
	Total amounts
	committed	Less than 1 year	1-3 years
Standby letters of credit	38.1	38.1	—
Guarantees	140.7	140.7	100.0
Other commercial commitments	56.4	56.4	—
Total commercial commitments	235.2	135.2	100.0

Effects of Inflation

     Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997 through 2003 were 7.2%, 13.2%, 5.0%, 4.3%, 3.7%. 3.6% and 3.3%, respectively. The current (early August 2004) inflation rate is approximately 8%. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the Telecom Regulatory Authority of India, or TRAI, may review and fix the prices we charge our subscribers at any time. If the TRAI were to fix prices for the Internet services we provide, we might not be able to increase the prices we charge our subscriber to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

Foreign Exchange Gain /(Loss)

     Our foreign exchange gain/(loss) was Rs.0.6 million, Rs.5.4 million, Rs.162.0 million, Rs.44.5 million, Rs.0.01 million, Rs.52.2 million and Rs.32.5 million ($0.7 million) for fiscal years 1999, 2000, 2001, 2002, 2003 and 2004 and for the quarter ended June 30, 2004, respectively.

Risk Factors

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this annual report, before you make an investment decision regarding our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Sify Limited

Because we commenced operation of our private data network business in April 1998 and launched our Internet portal website in October 1998 and Internet service provider operations in November 1998, it is difficult to evaluate our company based on our historical results of operations.

     We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations in November 1998 and Internet portal website in October 1998. Accordingly, we have a limited operating history to evaluate our business and during this period our business has not been profitable. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the fiscal year ended March 31, 2004 and the quarter ended June 30, 2004, we incurred a net loss of Rs.371.3 million and Rs.54.7 million ($1.2 million), respectively. As of June 30, 2004, we had an accumulated deficit of approximately Rs.12,163.8 million ($264.5 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the fiscal year ended March 31, 2004 and the quarter ended June 30, 2004, we incurred a net loss of Rs.371.3 million ($8.6 million) and Rs.54.7 million ($1.2 million), respectively. As of June 30, 2004, we had an accumulated deficit of approximately Rs.12,163.8 million ($264.5 million). We may continue to incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     During fiscal 2003 and 2004 our highest operational priority was to reduce cash burn incurred to build our company and infrastructure to support our rapid growth, which has now stabilized. Although we have significantly reduced our cash burn over the last nine quarters and believe that these reductions are permanent, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in improving cash flow in future periods.

As a result of its former control by the Government of India, Videsh Sanchar Nigam Limited or VSNL has established relationships with international bandwidth suppliers and a large customer base, which provide VSNL with a competitive advantage over our company.

     VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. While VSNL was controlled by the Government of India, it had a number of significant competitive advantages over our company, including direct access to network infrastructure and greater financial resources. VSNL leveraged these competitive advantages and its longer service history to develop relationships with international bandwidth suppliers to develop a large subscriber base. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. Although it is no longer controlled by the Government of India, the Government of India maintains a substantial equity interest in VSNL and this relationship, combined with VSNL’s relationships with international bandwidth suppliers and large customer base, continues to provide it with competitive advantages over our company. As a result of VSNL’s competitive position, we believe that we will continue to face difficult market conditions in the Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or larger losses from our operations.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Broadband, HCL Infinet and Tata Internet. Reliance Infocomm, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services. Reliance Infocomm has already launched a few of these services, including public Internet access, and plans to provide corporate data / connectivity services soon.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of March 31, 2004, there were 189 Internet service providers who were operational in India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access and other connectivity services to remain extremely price competitive.

     Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SifyOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favourable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

A number of large stockholders of our company and us are party to an Investor Rights Agreement, which governs the composition of our Board of Directors and other important corporate matters.

     As of June 30, 2004 and based on reports filed with the Securities and Exchange Commission, we believe that Satyam Computer Services owned approximately 31.9% of our outstanding equity shares, SAIF Investment Company Limited owned approximately 8.0% of our outstanding equity shares and Venture Tech, together its affiliates, owned approximately 10.1% of our outstanding equity shares. As a result, these stockholders, if they elect to act together, are presently able to exercise significant control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as the sale of our company, change in the capital structure of the company, merger, acquisition or winding up of the company and any change in the nature or material modification of the business undertaken by the company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Pursuant to this agreement each of Satyam Computer Services, SAIF and Venture Tech is entitled to nominate two members of our Board of Directors so long as it holds at least 10% of our outstanding share capital and one member of our Board of Directors so long as it holds at least 5% of our outstanding share capital. In addition, Venture Tech and SAIF, can jointly nominate the Chairman of our Board of Directors so long as they jointly hold at least 15% of our outstanding share capital. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favour of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF, Venture Tech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company or other important transactions even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

Our largest stockholder, Satyam Computer Services, has stated its intention not to invest any further funds in our company and to explore opportunities to divest its stake in our company.

     In October 2001, our largest stockholder, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction. Although no longer our majority stockholder, Satyam Computer Services continued to own approximately 31.9% of our outstanding equity shares as of June 30, 2004. Any significant sale of our equity shares might reduce the price of our ADSs and make it more difficult for us to sell equity securities or ADSs in the future at a time and at a price that we deem appropriate. Although Mr. Ramalinga Raju, the Chairman of Satyam Computer Services, has resigned as our Chairman, Satyam Computer Services continues to be entitled to nominate two members of our Board of Directors. In April 2004, Mr Manish Mehta was appointed as a nominee of Satyam Computer Services in the place of Mr K Thiagarajan, who had resigned. Through its stock ownership and representation on our Board of Directors, Satyam Computer Services is able to influence our business. If Satyam Computer Services divests its interest in our company, the purchaser of that interest could also influence our business significantly.

If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:

•	the range of network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our Internet service provider service and the prevailing prices charged.

Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

     We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

     We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business.

Security breaches could damage our reputation or result in liability to us.

     Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

     The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to contractually limit our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

If we are unable to manage our rapid growth over the past several years, our results of operations will be adversely affected.

     Over the last several years, we have experienced a period of significant growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, and financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of several of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. Substantially all of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labour market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

     In February 2002, we entered into Executive Employment Agreements with each of Mr. Ramaraj and Mr. George Zacharias, our Chief Operating Officer. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj has a term of approximately five years, and our agreement with Mr. Zacharias has a term of three years.

We may not comply with local laws of other countries.

     As part of our international business we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and our failure to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.

We are highly dependent on our relationships with strategic partners to provide key services to our customers.

     We rely on our arrangements with strategic partners to provide key network services to our business clients. Some of these relationships can be terminated by our partners under certain circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of MCI, Inc., formerly WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies, which accounted for approximately 6.7% and 3.5% of our revenues in fiscal 2003 and 2004, respectively.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, our executive officers who were named as defendants in this action were dismissed from the action without prejudice. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part.

We face risks associated with our joint venture with Refco Sify Securities India Private Limited, our strategic partnership with VeriSign, and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we made an investment in Refco Sify Securities India Private Limited. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to certain other acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill.

     We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in Refco Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Refco Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTOs, whom we do not control.

     As of June 30, 2004, 1,841 cybercafés were franchised by our company. Broadband Internet access to homes was provided through a network of approximately 525 CTOs. These relationships are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division.

The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

     Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

We do not plan to pay dividends in the foreseeable future.

     We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the ADSs and Our Trading Market

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares.

     U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their pre-emptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavour to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through August 1, 2004, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

     The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to maintain our Nasdaq National Market listing.

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to re-establish compliance with Nasdaq’s minimum bid price requirement. There are also material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that have been or will be implemented. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.

The future sales of securities by our company or existing stockholders may reduce the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. In October 2001, our former parent company, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction. Pursuant to the subscription agreements we entered into in October 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 4.1 million equity shares (including 1,017,441 ADSs) to Venture Tech and an affiliate. The resale of the ADSs sold to SAIF and an affiliate of Venture Tech is covered by registration statements on Form F-3, and such ADSs are freely tradable. Based on documents filed with the Securities and Exchange Commission, we believe that SAIF sold 2.0 million ADSs in May 2003, sold an additional 1.25 million ADSs in July 2003 and sold an additional 1.5 million ADSs in October 2003. In addition, we understand that Venture Tech has sold 1.0 million ADSs acquired from us and 1.0 million ADSs acquired from Satyam Computer Services. We filed a registration statement covering the resale of 3.6 million ADSs held by SASISP Holdings Limited, and we believe that SASISP sold all such shares. Any significant sales of our equity shares or ADSs might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

Forward-looking statements contained in this quarterly report may not be realized.

     This quarterly report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this quarterly report. We do not intend to update any of the forward-looking statements after the date of this quarterly report to conform such statements to actual results.

Risks Related to Investments in Indian Companies

     We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including most recently in May 2004. The rate of economic liberalization, specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighbouring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003, the United States and several other countries conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs.evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

     If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2002, 2003 and 2004. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated investments.

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute, which is before the TRAI, and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India, or ISPAI. VSNL has priced these services at levels that we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates. We presently do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be opened to competition.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2005, this tax rate is subject to a 2.5% surcharge and 2% education cess proposed to be levied, resulting in an effective tax rate of 36.6%. There is no change in the tax rate or tax surcharge for fiscal year 2005. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India.

Risks Related to the Internet Market in India

     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of June 30, 2004, 1,841 iway cybercafés were franchised and 34 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.

     The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.

     Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

     If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.

Risks Related to the Internet

We may be liable to third parties for information retrieved from the Internet.

     Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

The success of our strategy depends on our ability to keep pace with technological changes.

     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

Our business may not be compatible with delivery methods of Internet access services developed in the future.

     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

Our service offerings may not be compatible with industry standards developed in the future.

     Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.

Exhibits and Reports on Form 6-K

Report on Form 6-K filed April 21, 2004;

Report on Form 6-K filed April 21, 2004;

Report on Form 6-K filed June 24, 2004;

Report on Form 6-K filed July 2, 2004;

Report on Form 6-K filed July 7, 2004; and

Report on Form 6-K filed July 20, 2004.

Report on Form 6-K filed July 20, 2004.

Report on Form 6-K filed August 16, 2004;

Report on Form 6-K filed August 23, 2004;

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2004

SIFY LIMITED

By:	/s/ R. Ramaraj

	Name:	R. Ramaraj
	Title:	Chief Executive Officer